UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

STOCK EXCHANGE INTIMATION & PRESS RELEASE
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

STOCK EXCHANGE INTIMATION & PRESS RELEASE

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K regarding the Stock exchange intimation and Press release dated May 16, 2019.

Infosys Limited at its meeting held on May 15, 2019 based on the recommendations of the Nomination and Remuneration Committee and subject to the approval of shareholders approved the following:

-	The Infosys Expanded Stock Ownership Program – 2019 (‘2019 Plan’);
-	Grant of stock incentives to Salil Parekh, Chief Executive Officer (‘CEO’) and Managing Director under the 2019 Plan;
-	Change in terms of appointment of Salil Parekh, CEO and Managing Director and
-	Grant of stock incentives to U.B. Pravin Rao, Chief Operating Officer (‘COO’) and Whole Time Director.

A copy of the intimation and press release disseminated by Infosys Limited to the stock exchanges in this regard is attached to this Form 6-K as Exhibit 99.1

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: May 17, 2019	Inderpreet Sawhney Group General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Intimation and Press release filed with the stock exchanges on May 16, 2019